UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

Opower, Inc.

(Name of Subject Company)

Opower, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.000005 per share

(Title of Class of Securities)

68375Y109

(CUSIP Number of Class of Securities)

Daniel Yates

Chief Executive Officer

Opower, Inc.

1515 North Courthouse Road, 8th Floor

Arlington, VA 22201

(703) 778-4544

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Richard A. Kline, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2016 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Opower, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Olympus II Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.000005 per share (the “Shares”) at a price per Share equal to $10.30, net to the seller in cash, without interest thereon and subject to any required tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Oracle, Parent and Purchaser with the SEC on May 16, 2016, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 16, 2016, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(F)	Employee Frequently Asked Questions, dated June 7, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 7, 2016

Opower, Inc.

By:	/s/ Thomas Kramer
Name:	Thomas Kramer
Title:	Chief Financial Officer

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